Lawrence A. Zimmerman
Executive Vice President & Chief Financial Officer

June 3, 2009

Via EDGAR

Stephen Krikorian, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xerox Corporation

Form 10-K for Fiscal Year Ended December 31, 2008

Filed February 13, 2009

Form 8-K Filed March 20, 2009

File No. 001-04471

Dear Mr. Krikorian:

Reference is made to your letter dated May 22, 2009 addressed to me on behalf of Xerox Corporation (“Registrant” or the “Company”). Our response to the comment raised in your letter is set forth in the attached.

In connection with our response, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to our responses to your comments addressed in this letter, please do not hesitate to call me at 203-849-2505 or Gary Kabureck, Vice President and Chief Accounting Officer at 203-849-2630.

Sincerely,

/S/ Lawrence A. Zimmerman
Lawrence A. Zimmerman
Executive Vice President and Chief Financial Officer

C:	G. Kabureck
C. Davis (SEC)
R. Rohn (SEC)

45 Glover Avenue

Norwalk, CT 06856-4505

Phone: 203-849-2505

Form l0-K for the Fiscal Year Ended December 31, 2008

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies

Business Combinations and Goodwill, page 10

1.	Your response to prior comment number 5 indicates that in connection with your annual impairment testing you performed a sensitivity analysis to determine the impact that lower expectations would have on your impairment analysis. Please tell us what consideration you have given to providing quantitative and qualitative disclosure of the sensitivity of your goodwill valuation to changes in your assumptions. See Section V of SEC Release 33-8350. As part of your response, please tell us if you have considered whether changes in your assumptions may be necessary as a result of the decline in revenues in the first quarter of 2009. If so, tell us how you considered disclosing these changes in the critical accounting policies section of your Form 10-Q for the quarter ended March 31, 2009.

Response: As disclosed on page 10 of our 2008 Annual Report on Form 10-K, our annual impairment test of goodwill is performed in the fourth quarter and is based on our September 30th balance sheet. The estimated fair values of the Company’s reporting units were based on discounted cash flow models derived from internal earnings forecasts and assumptions. In performing our 2008 impairment test, the following were the overall composite long-term assumptions regarding revenue and expense growth, which were the basis for estimating future cash flows used in the discounted cash flow model: 1) revenue growth 3%; 2) gross margin 39-40%; 3) RD&E 4-5%; 4) SAG 24-25%; and 5) return on sales 8-9%. As disclosed, based on these assumptions, we determined that the fair values of our reporting units sufficiently exceeded their carrying values and no goodwill impairment charge was required during the fourth quarter.

As noted, we performed a sensitivity analysis on those results to determine the impact that lower expectations would have on our impairment analysis. That sensitivity analysis assumed a significant decline in our business in 2009 and a limited recovery over the next several years thereafter. However, even with those reduced assumptions, the fair values for our reporting units were still in excess of their carrying amounts by a sufficient margin such that we concluded this obviated the need for additional disclosures. We determined that disclosure of a sensitivity analysis was only necessary when changes in assumptions could materially impact reported results. Because our sensitivity analysis did not indicate an impairment in goodwill, we concluded that no further disclosure was necessary. In addition, even with the decline in our near-term expectations included in the sensitivity analysis, management continues to believe the revenue and expense growth assumptions noted in the preceding paragraph (including the associated cash flows) remain attainable in the long-term.

As noted in our April 6th response, we believed that the decline in revenue in the first quarter 2009 was largely due to the current global economic environment and the related current industry-wide slowdown in technology spending, rather than as a result of a significant change in the overall long-term revenue and cash flow growth prospects or expectations for our business. Accordingly, we did not believe a formal change in our assumptions was warranted since we continue to believe they are still attainable in the long-term. However, we acknowledge the Staff’s comments and we will continue to assess both our results and expectations in the second quarter and beyond and based on that assessment we will consider disclosure in future filings of the impact of those results and expectations on the analysis of our goodwill values.